UGI UTILITIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Year Ended September 30,
	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes	$200,539	$207,929	$171,010	$142,971	$168,693
Interest expense	40,400	37,897	38,578	41,599	41,668
Amortization of debt discount and
expense	728	575	731	814	1,060
Estimated interest component of rental
expense	2,728	2,398	2,090	2,121	1,740
	$244,395	$248,799	$212,409	$187,505	$213,161

Fixed Charges:
Interest expense	$40,400	$37,897	$38,578	$41,599	$41,668
Amortization of debt discount and
expense	728	575	731	814	1,060
Allowance for funds used during
construction (capitalized interest)	407	227	286	10	90
Estimated interest component of rental
expense	2,728	2,398	2,090	2,121	1,740
	$44,263	$41,097	$41,685	$44,544	$44,558

Ratio of earnings to fixed charges	5.52	6.05	5.10	4.21	4.78